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April 23, 2003





Securities and Exchange Commission
Washington, D.C.  20549



Ladies and Gentlemen:

We were previously principal accountants for Synergy Technologies Corp. (the "Company") and, under the date of March 28, 2002, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2002 and 2001. On April 11, 2003 we resigned. We have read the Company's statements included under Item 4 of its Form 8-K dated April 21, 2003, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statement that Demetrius & Company L.L.C. was not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company's consolidated financial statements.

Very truly yours,


(Signed)  KPMG LLP

Chartered Accountants
Calgary, Canada